MOBILE GAMING INTERNATIONAL CORP.

VIA EDGAR

November 26, 2012

Barbara C. Jacobs

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Mobile Gaming International Corp.

            Registration Statement on Form S-1

            Filed September 29, 2012

            File No. 333-184026

Dear Ms. Jacobs:

This letter is in response to your comment letter dated November 16, 2012, with regard to the Form S-1A filing of Mobile Gaming International Corp., a Nevada corporation (“Mobile Gaming International” or the "Company") filed on October 31, 2012.  Responses to each comment have been keyed to your comment letter.

Risk Factors, page 5

1.      The risk factor subheading has been revised accordingly.

2.      The risk factor subheading has been revised accordingly.

Exhibits

3.      The informal agreement has been revised accordingly and the registration statement has been updated accordingly.

4.      The company does not have any definitive compensation arrangements to pay its officers if and when the company becomes profitable in writing or otherwise.

5.      The subscription agreement has been updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (mobile.gaming@hotmail.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Iris Hill

_____________________

Iris Hill, President